51-102F3
Material Change Report

Item 1	Name and Address of Company

ChineseWorldNet.Com Inc. (the “Company”)
Appleby, Clifton House, 75 Fort Street, P.O. Box 190
Grand Cayman, Cayman Islands KY1-1104

Item 2	Date of Material Change

April 28, 2014

Item 3	News Release

The news release was disseminated through Stockwatch and Baystreet on April 29, 2014.

Item 4	Summary of Material Change

On April 28, 2014, the Company sold substantially all of the assets of the Company to Ningbo International Limited and changed its directors and officers.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

On April 28, 2014, the Company completed the sale of all shares that the Company owned in the capital of its subsidiaries to Ningbo International Limited (the “Purchaser”) in exchange for a cash payment of CDN$263,968.90 and a non-interest bearing promissory note in the principal amount of CDN$831,031.10 with a maturity date of one year with the option to extend upon mutual agreement (the “Transaction”), pursuant to a share purchase agreement dated March 19, 2014 (the “Share Purchase Agreement”). The Transaction amounted to the sale of substantially all of the assets of the Company.

Pursuant to the Share Purchase Agreement, the Company sold its right, title and interest in and to all shares that the Company owned in the capital of its subsidiaries as follows:

1.	100 shares in the capital of NAI Interactive Ltd. (“NAI”), which shares represent all of the issued and outstanding shares in the capital of NAI;

2.	990 shares in the capital of ChineseWorldNet.com (Hong Kong) Ltd. (“CWN HK”) and 10 shares in the capital of CWN HK owned by Chi Cheong Liu, a director and major shareholder of the Company, on the Company’s behalf, which shares, together, represent all of the issued and outstanding shares in the capital of CWN HK; and

3.	25,000 shares in the capital of CWN Capital Inc. (“CWN Capital”), which shares represent 23.8% of the issued and outstanding shares in the capital of CWN Capital.

The shareholders of the Company approved the Share Purchase Agreement at the extraordinary general meeting of the shareholders of the Company held on April 18, 2014.

In connection with the closing of the Share Purchase Agreement, on April 28, 2014, Joe K.F. Tai resigned as President, Chief Executive Officer and a director of the Company, Andy S.W. Lam resigned as a director of the Company, Kelvin Szeto resigned as Chief Financial Officer and Chief Operating Officer of the Company, Gilbert Chan resigned as Senior Vice President, Marketing and Investor Relations of the Company and Terry Wong resigned as Financial Expert of the Company. In addition, on April 28, 2014, Chi Cheong Liu was appointed as President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company.

The following persons are the current directors and officers of the Company:

Chi Cheong Liu	President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer
Chi Kong Liu	Director

5.2 Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

None

Item 8	Executive Officer

Chi Cheong Liu
Director and Treasurer
(345) 814-2743

Item 9	Date of Report

April 29, 2014